

Policies and Procedures to Address
and Manage Conflicts of Interest

Exhibit 7

Clasificadora de Riesgo Pacific Credit Rating S.A.C. ("PCR")[1]

- Corporate Ethics and Conduct Policy

- Internal and Conflict of Interest Policy

- Corporate Governance Code

---

[1]The information in this document includes all entities listed in Item 3 of PCR's Form NRSRO.



PCR | PACIFIC CREDIT RATING

Corporate Ethics and Conduct Policy

ANA ROCÍO MAZARIEGOS KEAGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolución DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018

Message from the CEO

This document clearly and practically outlines how we embody our daily principles and values. It serves as a straightforward guide for how we responsibly engage with the various stakeholders we interact with every day, as well as with the countries in which we operate. We recognizing that cultural and regulatory diversity makes it essential to be guided by a clear and consistent corporate policy of ethics and conduct.

Our vision is *"To be the most credible and innovative credit rating group in Latin America."*

Striving to be the most credible credit rating group means having a team that upholds the highest ethical standards and integrity, complies fully with all applicable laws and regulations, and delivers clear, objective opinions to our clients and the market.

Being more innovative in Latin America means staying at the forefront in every country where we operate, maintaining a proactive stance toward environmental changes, and continuously updating and enhancing our methodologies, processes, and management practices.

Illegible signature

Oscar Jasaui
Chief Executive Officer

All references to PCR in this document include all of PCR's credit rating affiliates.



ANA ROCÍO MAZARIEGOS KLUGT
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018



Index

1. PCR Strategic Framework
2. Introduction
3. Scope
4. Ethical Values
5. Fundamentals
6. Ethical Principles
7. Personal Ethical Conduct
8. Quality and Integrity of the Rating Process
9. Confidential Information
10. Transparency and Timeliness of PCR Disclosure
11. Independence and Prevention of Conflicts of Interest
12. Governance, Risk Management and Training
13. Prevention of Money Laundering
14. Complaints & Compliance Assistance

Presence in 11 Countries

Centroamérica
Panamá
Perú
Bolivia
Ecuador
República Dominicana

ANA ROCÍO MAZARIEGOS KEAGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018

1. PCR STRATEGIC FRAMEWORK

Establish a relationship of trust with our clients by providing the highest quality service, carried out by a team of competent, objective analysts with extensive experience in the Latin American market and the highest ethical standards.

...Our guiding principles

We think what we say and do what we say

We are committed to our clients and those w work with, treating ther with respect, maintair confidentiality of share information, and in the market, we are transparent and objective

We do things with quality and excellence to achiev the best result in an appropriate timeframe

...Our destiny

To be the most credible and innovative credit rating group in Latin America.

...Our means to reach the destination.

A committed team with high standards of ethics and integrity

Technological innovation and transformation that allow us to stay at forefront

Continuous improvement of methodologie and processes that enable us to respond quickly to changes in the environment

Sustainable long-term strategy

Expansion into new markets and creation of new services or enhancement of existing one

Competencies to consolidate business leadership

- Results-oriented
- Compliance with quality standards
- Strategic market positioning
- Client and market focus

Competencies to ensure the sustainability of the business

- Good corporate governance
- Knowledge of the client and the market
- Recognize and reward human talent
- Long-term vision





ANA ROCÍO MAZARIEGOS KLAGT
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018

PCR

2. INTRODUCTION

At PCR, we recognize the importance of our role in the securities market by providing an independent and specialized opinion on an issuer's ability to meet its credit obligations. To achieve this, we rely on expert professionals who uphold the highest ethical standards and carry out their work in accordance with the laws and regulations of each country in which we operate, as well as in alignment with our adopted policies and procedures.

We place great importance on the means through which our team members achieve results. For this reason, we ensure compliance with the IOSCO Statement of Principles Regarding the Activities of Credit Rating Agencies. We do this by defining ethical and conduct guidelines that shape the behavior of our employees, clients, strategic partners, and others within our sphere of influence.

At PCR, through our Internal Auditor and the Integrated Risk Management Officer (Compliance Director), we verify that all team members strictly comply with the guidelines outlined in this Policy and adhere to the best labor practices in both local and international contexts.

Now that you are part of our team, it is your responsibility to live by these principles and ensure they are applied in your daily work to help build our PCR work culture. We're counting on you!





ANA ROCÍO MAZARIEGOS KEAGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018

3. SCOPE

The Corporate Ethics and Conduct Policy (hereinafter referred to as "the Policy") serves as a mandatory guide or reference framework for the rules of conduct and professional integrity that must be observed by all directors, managers, and staff across all company offices.

Any behavior that violates or contradicts PCR's Ethics and Conduct Policy, or any other applicable policy or regulation on the matter, will not be tolerated.

4. ETHICAL VALUES

PCR is governed by the following institutional ethical values:

- **HONESTY:** We always speak the truth, and our actions reflect what we say and think.
- **INTEGRITY:** We mean what we say and do what we say.
- **EXCELLENCE:** We deliver quality results, as our slogan states, meeting or exceeding the standards established for that purpose.
- **RESPECT:** We treat our colleagues and third parties with dignity, empathy, and fairness.
- **TIMELINESS / PUNCTUALITY:** We complete our assigned tasks within the established deadline.



ANA ROCÍO MAZARIEGOS KELGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.I.
Registro No. 0019-2018



5. FUNDAMENTALS

Our Board of Directors holds the ultimate responsibility for ensuring that at PCR we establish, maintain, document, and enforce policies that give full effect to the IOSCO Code of Conduct Fundamentals for Rating Agencies (CRAs). (To learn more about its Principles and Code of Conduct, please visit the following link):

h ttps://www.iosco.org/library/pubdocs/pdf/IOSCOPD482.pdf

The three-core financial regulatory objectives identified by IOSCO are: investor protection, ensuring that markets are fair, efficient, and transparent, and reducing systemic risk. The IOSCO Principles aim to promote these core objectives and, in so, support four key goals to fostering informative and independent analysis and opinions:

Quality and integrity of the rating process: CRAs must focus on providing opinions that help reduce the information asymmetry between borrowers, lenders, and other market participants.

Independence and conflicts of interest: CRA decisions must be independent and free from political or economic pressures and from conflicts of interest arising from their business or financial activities, or from the financial interests of their employees.

Transparency and timeliness of **disclosure by rating agency:** CRAs must make disclosure and transparency a key objective of their rating activities; and,

Confidential information: CRAs should maintain the confidentiality of any non-public information provided by issuers or their agents under agreed confidentiality terms or under a mutual understanding that the shared information is confidential.





ANA ROCIO MAZARIEGOS KENGT
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018



|PCR

WHAT FUNDAMENTAL PRINCIPLES GUIDE US AS A COMPANY?

6. ETHICAL PRINCIPLES

Our ethical principles are the foundation of the sustainability and credibility of our performance, and they are essential to achieving our objectives.

Ethical Conduct at PCR

- Our greatest strength is our people, who grow at the pace of their own talent and are recognized accordingly.
- We hire, develop, and promote the professional growth of those within the company who can surpass us, because we understand that we are judged by the quality of our teams.
- A leader who shares our vision, supported by a strong team, is our guarantee of success, as together they will be able to face challenges and seize opportunities.
- We uphold everyone's right to work in a respectful and tolerant environment, embracing diversity in origin, gender, religion, economic status, race, or beliefs, and recognizing the value of all perspectives.
- Integrity is a core element of our culture -- we mean what we say and do what we say.
- We are loyal and committed to our clients, treat them with respect, and safeguard the confidentiality of shared information.
- We are impartial and objective in our opinions, which we communicate to the market with clarity and transparency.
- We pursue excellence and give our best effort to achieve the best results within a reasonable timeframe.
- We manage expenses with austerity to allocate resources that support everyone's growth.
- We do not take shortcuts. Integrity, efficiency, quality, hard work, and objectivity are key factors in building our reputation.





ANA ROCÍO MAZARIEGOS KLAGT
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018

7. PERSONAL ETHICAL CONDUCT

The PCR employee:

- Carries out their duties with diligence and professionalism, complying with the applicable regulations, provisions, and regulations, without placing their own interests or those of clients above those of the market in which they operate.
- Complies fully with all relevant provisions regarding occupational health and safety.
- Does not encourage or participate in rumors, destructive criticism, workplace or sexual harassment, gossip, or demeaning or humiliating treatment of others.
- Values excellence and demonstrates it by applying standards that guarantee a prompt response and a quality product.
- Stays up-to-date with knowledge regarding the legal regulations that apply to them, including internal policies and methodologies of PCR.
- Communicates to the Integrated Risk Management Officer (Compliance Director) and their immediate supervisor if involved in a personal relationship that may cause a conflict of interest.
- Reports any violation of these behaviors to the **Complaints, Claims, and Reports Mailbox** available on the Integrated Risk Management site on the Intranet: https://forms.office.com/r/2zCFd37jC3, to avoid becoming complicit in actions not approved by this policy.
- Rejects all forms of discrimination, aggression, and workplace/sexual harassment that threatens the physical safety and mental health of our employees
-

What should you avoid?

Engaging in actions that constitute criminal offenses against the laws, rules or regulations issued by the government, regulatory agencies, or authorities; including workplace or sexual harassment and any act that calls into question your honesty, reliability and integrity.

- Taking advantage of coworkers, clients, shareholders, suppliers, authorities, directors, etc.
- Concealing, manipulating, falsely declaring, or misusing confidential information for personal or third-party benefit.
- Directly or indirectly contributing to any political party, candidate, committee. If you intend to run as a candidate or be actively involved in a political party, you must notify the Presidency of your intention.





ANA ROCIO MAZARIEGOS KLUGT
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018

PCR

WHAT POLICIES DO WE USE TO ACHIEVE OUR KEY OBJECTIVES?

As mentioned above, our policies are based on the four key objectives for promoting informative and independent analysis and opinions as set out by IOSCO: quality and integrity of the rating process; independence and conflicts of interest; transparency and timeliness of rating disclosures; and confidentiality of information.

8. QUALITY AND INTEGRITY OF THE RATING PROCESS

- At PCR, we reserve the right to accept or decline potential clients. We assess not only whether our team has the skills to issue a high-quality rating, but also whether they will have access to the information necessary to do so.
- We avoid issuing credit ratings for entities or obligations for which we lack the information, knowledge, or experience required.
- The rating process is based on a thorough analysis of the information provided by the client and gathered from reliable sources to ensure the objectivity of our opinions.
- We are honest. This means that we produce reports with our own analysis, without copying, plagiarizing, or using material prepared by others. When we use external materials, we correctly identify the source.
- We establish, maintain and enforce policies, procedures, and controls to prevent any misrepresentation or misleading/incomprehensible information about the quality of a rated entity or obligation.

- We believe in issuing impartial ratings free of any conflict of interest. Therefore, our analysts are not allowed to accept or solicit money, gifts, or favors from any person or client with whom PCR has a working relationship and/or negotiations.
- Our employees must report any gift or special attention received from a client via the Complaints, Claims, and Reports Mailbox available on the Integrated Risk Management site on the Intranet: https://forms.office.com/r/2zCFd37jC3

- When assessing creditworthiness, our analysts must use the methodologies approved by the relevant regulatory body or bodies in each country and for the type of entity or obligation being rated. These methodologies must be applied consistently to all entities or obligations. In exceptional cases where a methodology cannot be applied, a document must be prepared and signed by the Credit Rating Committee explaining the situation and the variations made to the applicable methodology.
- PCR maintains a mandatory process for reviewing and updating its policies, procedures, methodologies, and more at least once a year, or whenever regulatory, normative, environmental, or risk-related changes occur that justify it.

- The credit ratings we issue are assigned by the entity as a whole, not by an individual employee. Therefore, the Rating Committee and its members must ensure that ratings are issued objectively and in accordance with the highest ethical standards and institutional ethical values.



ANA ROCÍO MAZARIEGOS KENGT
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.I.
Registro No. 0019-2018



- We assign analysts who individually or collectively possess the appropriate knowledge and experience to provide a high-quality risk assessment, whether it is the initial or subsequent evaluations.
- We do not make promises or guarantees regarding rating outcomes, nor do we issue threats about our credit rating actions in order to influence debtors, originators, users, subscribers, or any rated entity for profit or other interests.
- We do not make proposals or recommendations that could impact a credit rating, including but not limited to recommendations about legal or corporate structure, assets and liabilities, business operations, investment plans, financing lines, business combinations, or the design of structured finance products.
- Any regulate or alternate member of our credit rating committee is prohibited from belonging to the Business area.
- We report, prevent, and take appropriate disciplinary actions to eliminate discrimination, aggression, and workplace or sexual harassment among our employees.
- We do not take shortcuts: integrity, efficiency, quality, hard work, and objectivity are critical factors in building our reputation.

What should you avoid?

You must not participate in or influence the credit rating process if you, a close family member, or an entity under your control meets any of the following conditions:

- Holds or trades a financial instrument issued by the rated entity or debtor;
- Holds or trades a financial instrument (excluding those of a diversified collective investment institution) that involves an interest in the rated entity or debtor, or is a derivative based on a financial instrument issued by that entity;
- Holds or trades a financial instrument issued by an affiliate of the rated entity, debtor, lead underwriter, or structurer of the rated obligation where ownership may create a conflict of interest;
- Is or has been employed by (or had another significant business relationship) with the rated entity, debtor, lead underwriter, or structurer of the rated obligation that may create a conflict of interest;
- Has or has had a relationship with any of the entities that are PCR's clients (as mentioned above) that could result in a conflict of interest.
- Hold or conducts transaction involving a financial instrument issued by a rated entity or debtor within their primary analytical responsibility area. Remember, objectivity is one of our core principles. However, this does not exclude analysts from holding or trading in a diversified collective investment institution that includes a financial instrument issued by a rated entity or debtor.
- Possesses confidential or non-public material information about a financial instrument and engages must avoid in a transaction involving the instrument or uses the information to advise or benefit a person involved in such transaction.



ANA ROCIO MAZARIEGOS KEAGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018



9. CONFIDENTIAL INFORMATION

- We respect and value the trust our clients place in us regarding the use of confidential information. We maintain its integrity throughout the entire Rating Process, preserving it for as long as required under high-security measures.
- We establish, maintain, document, and enforce policies, procedures, and controls to protect confidential information and/or material non-public information.
- We comply with our Information Security policies and procedures.
- Our policies, procedures, and controls prevent the use or disclosure of confidential information for any purpose not related to our credit rating activities. This includes disclosing such information to other employees when it is not necessary, unless required by applicable laws or regulations, or if the client has committed an illegal act.
- All our employees sign a Confidentiality Agreement upon joining the company. This agreement outlines their obligations and penalties for non-compliance regarding the handling of confidential information.

10. TRANSPARENCY AND TIMELY DISCLOSURE OF PCR

- We communicate or disclose our credit ratings in a fair, complete, accurate, timely, and understandable manner for investors and other users of credit ratings.
- We are familiar with and adhere to both internal and regulatory policies and procedures that establish the guidelines for dissemination of credit ratings and their related reports, including when a rating is withdrawn.
- We promptly, timely, and non-selectively disclose to the public or distribute to our subscribers the credit ratings of our public clients.
- We announced when a rating was last updated or reviewed. This announcement must also indicate the primary methodology or version of the methodology used to determine the rating and where that methodology can be found.
- When a credit rating is based on more than one methodology, or when a review of the primary rating methodology used could cause users to overlook key aspects of the rating, we must explain this fact in the announcement and indicate where a discussion can be found on how the different methodologies and other relevant aspects influenced the rating decision.
- When issuing or reviewing a credit rating, we must explain in our announcement and/or report the key assumptions and underlying data the credit rating, including any financial statement adjustments that differ from those published by the rated entities or debtors.
- We disclose sufficient information about our credit rating process and methodology so that users can understand how we determine the rating. Likewise, we disclose any material modifications to our credit rating methodologies, as well as policies and procedures relating to the issuance of unsolicited credit ratings.



ANA ROCÍO MAZARIEGOS KLAGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018



- We disclose the policies and procedures we use to distribute credit ratings and reports, as well as when a rating is withdrawn. When rating a structured finance product, we publicly disclose the loss and cash flow analysis alongside the credit rating so that users and subscribers can understand the basis for the provided rating.

- We publicly disclose the sensitivity level of a structured finance product's rating to changes in the underlying assumptions corresponding to the applied methodology.

- No insider trading: We do not disclose information about the ratings or rating changes until such information has been made public.

- When feasible and appropriate, we inform the rated entity, debtor, or arranger of the critical information and main considerations on which our credit ratings will be based prior to public disclosure.

- We offer our clients the opportunity to clarify any factual error, omission, or misunderstanding that could materially impact the rating before it is made public.

- To promote transparency and allow investors and other users of credit ratings to compare the performance of different CRAs, we disclose sufficient information about the historical transition and default rates of our credit rating categories in relation to the classes of entities and obligations we rate.

- Each analyst is responsible for continuously monitoring the ratings in their portfolio once these are public:

    a. Reviewing the credit quality of the rated entity or obligation on a regular basis;

    b. Reviewing the impact of any changes in methodology, models, regulations, or key assumptions on the rating within a reasonable time frame;

    c. Timely updating the credit ratings according to the results of such reviews;

    d. Incorporating all accumulated experience gained.

- If we discontinue the monitoring of a credit rating, we must either withdraw the rating or publicly disclose the discontinuation as soon as possible. A publication regarding a credit rating that is no longer being monitored should indicate the date it was last used or reviewed, the reason it is no longer being monitored, and why it is no longer being updated.

- We maintain transparency and clarity in how we disclose our credit ratings and the risks of relying solely on them to make investment or financial decisions. Well also provide clear and simple definitions of the meaning of each category on our rating scales, including the definition of default.

- We are transparent with our investors, rated entities, debtors, originators, subscribers, and arrangers about how we assign ratings to an entity or obligation. Therefore, we have procedures in place to respond to observations or inquiries raised by our clients regarding our ratings.



ANA ROCIO MAZARIEGOS KLAGT
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018



- We are transparent with investors, entities, debtors, originators, etc.; therefore, we keep policies, procedures, and rating scale definitions publicly available and, disclose the necessary information about the methodologies used in our credit ratings.
- Before issuing and publishing a rating, PCR informs the client of the main considerations on which the rating will be based, offering the opportunity to clarify any errors, omissions, or misperceptions.
- In the event that an analyst resigns from our organization to join an entity or debtor in which they participated during the credit rating process, the work performed with that entity will be examined and audited without delay.
- Technical inquiries from clients must be directed to the lead analyst or the most senior analyst, who will respond within a maximum of 5 business days, after previously consulting their response with the Director of Analysis and the Country Manager or Country Coordinator.
- It is the responsibility of the Country Manager/Country Coordinator to respond to inquiries from regulators within a maximum timeframe of 48 hours. If needed, they will be supported by the Integrated Risk Management Committee and the legal team.
- Any client inquiry regarding costs, deliveries, contractual matters, or travel expenses will be answered by the Country Manager or Country Coordinator within a maximum of 24 hours.



11. INDEPENDENCE AND CONFLICTS OF INTEREST

- It is unacceptable to delay or refrain from taking a credit rating action based on the potential effect it may have on our organization, the rated entity, the debtor, originator, underwriter, structurer, investor, or any other market participant.
- A risk rating is assigned by a Rating Committee that is independent from any hierarchical line within the company.
- Our analysts are not allowed to participate in any discuss or negotiations regarding costs, fees, contracts, or any matters that may represent a conflict of interest.
- We establish, document, and enforce policies, procedures, and controls contained in this Corporate Ethics and Conduct Policy to identify and manage any conflict of interest that may influence our actions, credit rating analysis, or the judgment and analysis of our employees. These refer to the following conflicts of interest:

  a. Being paid to provide a credit rating by the entity or the debtor, originator, underwriter, or structurer of the rated obligation;

  b. Being paid by subscribers with financial interests that may be affected by our credit rating actions;

  c. Being paid by the aforementioned entities for services other than providing credit ratings or access to our credit ratings;

  d. Providing a preliminary indication or similar assessment of credit quality to any of the aforementioned entities before being formally engaged to determine the final credit rating for such entities; and,





ANA ROCÍO MAZARIEGOS KEAGT
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018

e. Have a direct or indirect ownership interest in a rated entity or debtor, or allowing a rated entity or debtor have an ownership interest in our organization.

- We do not hold or trade financial instruments, as doing so would represent a conflict of interest with our credit rating activities.

- An analyst must not participate in or otherwise influence the determination of a credit rating if they have an immediate relationship (i.e., a spouse, partner, parent, child, or sibling) currently employed by the rated entity.

- If an analyst ends their employment relationship with PCR to join a company whose rating process required their participation (whether directly or through significant interactions as part of their duties), reserves the right to conduct a review to determine whether any conflict of interest influenced the rating assigned to the analyst's new employer.

- PCR will refrain from providing its services when the income derived from an entity or issuer intending to engage its services represents, in aggregate, ten percent or more of the total revenue for the fiscal year.

- We also disclose in our credit rating announcements whether the issuer of a structured finance product has informed us that it will publicly disclose all relevant information about the rated obligation or if such information remains non- public.

- Employees responsible for interacting with Internal Control functions (Internal Auditor, Head of Global Regulatory Affairs, Compliance Director, or Integrated Risk Management Officer), as well as with regulators on supervisory matters, do not participate in the credit rating process or in the development or modification of the methodologies that apply to such rated entities or debtors.

-

Reporting lines and compensation arrangements for our employees are structured in a way that eliminates or effectively manages actual or potential conflicts of interest:

a. An employee involved in or who may otherwise influence the credit rating of an entity or obligation is not compensated or evaluated based on the amount of revenue derived from that entity or debtor.

b. At PCR, we conduct regular and formal reviews of our compensation policies, procedures, and practices for employees involved in credit rating to ensure that these procedures have not and will not compromise the objectivity of the rating process.



|PCR

HOW DO WE ENFORCE OUR KEY OBJECTIVES?

12. GOVERNANCE, RISK MANAGEMENT AND TRAINING

- At PCR, we establish a risk prevention and management process that includes an investigation procedure to clarify any non-compliance and determine the appropriate protective or disciplinary measures for those involved. This procedure is implemented by a committee made up of one or more senior executives or staff members with the appropriate level of experience. They are responsible, among other things, for identifying, advising, modifying, and reporting the risks arising from our activities. These include, but are not limited to, legal, reputational, operational, and strategic risk.
- PCR has an Integrated Risk Management Officer (Compliance Director), who, among other responsibilities, monitors compliance with this Policy, as well as with internal processes, applicable laws, regulatory provisions issued by supervisory authorities, and internal codes. This officer also trains and evaluates new staff and all staff involved in credit rating issuance at least once per year.
- At PCR, we establish, maintain, document, and enforce policies, procedures, controls, and training schedules that require our employees to undergo formal and continuous training at regular and reasonable intervals.
- Training topics must be relevant to the employee's responsibilities and should include, where applicable, credit rating methodologies, laws governing credit rating activities, policies, procedures, and controls to manage conflicts of interests as outlined in this Corporate Ethics and Conduct Policy – including those relating to the holding and trading of financial instruments – as well as our policies and procedures for handling confidential or material non-public information.
- The Board of Directors of PCR is responsible for overseeing compliance with this Corporate Ethics and Conduct Policy and for determining the consequences of non-compliance in accordance with regulations and group guidelines. The Board approves policies governing the structure and voting procedures of rating committees, as well as the evaluation of committee members and analysts involved in rating processes.
- In addition, the Board appoints the Internal Auditor and the Integrated Risk Management Officer (Compliance Director), who are responsible for ensuring compliance with the provisions of this Policy and diligently performing the functions set forth in the applicable regulations of each country.





ANA ROCÍO MAZARIEGOS KEAGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018

13. PREVENTION OF MONEY LAUNDERING/FINANCING OF THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION

PCR is committed to comply with all applicable national and international laws and regulations related to the prevention of Money Laundering (ML), Terrorist Financing (TF), and the Financing of the Proliferation of Weapons of Mass Destruction (PFWMD), or their equivalent, in each jurisdiction where PCR operates. All employees must remain vigilant to any suspicious activity and must immediately report it to the designated person within the organization.

All PCR employees are committed to fully cooperating with the competent authorities and to implementing effective measures to prevent the misuse of our services for illegal purposes. Furthermore, PCR is committed to providing appropriate training to all personnel to ensure a strong understanding of the associated risks and best practices for the prevention of ML/TF and PFWMD. Integrity and transparency in all our transactions are essential to maintaining the trust of our clients, employees, and the organization as a whole.





ANA ROCÍO MAZARIEGOS KENGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018



HOW CAN YOU HELP US ACHIEVE OUR OBJECTIVES?

14. REPORTING AND COMPLIANCE SUPPORT

At PCR, we maintain a Complaints, Claims, and Report Mailbox. available on the Integrated Risk Management site on the Intranet:

(https://ratingspcr.sharepoint.com/Intranetpcr/ Compliance/SitePages/Home.aspx)

Through this channel, you may report any violations or activities that constitute a breach of laws, regulations, this Policy, or any of the rules and values that govern the company.

Therefore, if you witness or suspect activities that may indicate non-compliance with this Policy, we strongly encourage you to report the matter to your Country Manager or Country Coordinator, and to the Integrated Risk Management Officer (Compliance Director) through the **Complaints, Claims, and Report Mailbox** on the Integrated Risk Management site on the Intranet. Upon receiving a report, the following steps will be taken:

a. Open an investigation and verify the facts.

b. Issue a resolution on the case, and apply appropriate protection or disciplinary measures.

c. Close the case with a final resolution.





ANA ROCÍO MAZARIEGOS KLNGT
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018





PCR | PACIFIC CREDIT RATING

ACKNOWLEDGEMENT OF ACCEPTANCE
Corporate Policy on Ethics and Conduct

I____ of ____________________________ years old, from the country of _________________________ holder of the Unique Identity Document number __________________________________ currently holding the position of _____ _____________ hereby acknowledge the existence of the Corporate Ethics and Conduct Policy as of my entry into Pacific Credit Rating, on the date of _____________ day of _____ 20__.

I understand that I am obliged to read, understand, and comply with this Policy throughout the course of my professional duties within PCR.

IN WITNESS WHEREOF, I read and sign this acknowledgement to be filed in my personal record.

Name	
Signature	

ANA ROCIO MAZARIEGOS KEAGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018



 info@ratingspcr.com

 www.ratingspcr.com

 Pacific Credit Rating

I, **Ana Rocío Mazariegos Keagy**, Certified Translator, duly authorized in the Republic of Guatemala to translate the English and Spanish languages, pursuant to Resolution No. 248-2018/D.A.C.-T.J. and Registry No. 0019-2018 issued by the East Departmental Education Authority of the Ministry of Education on July 13, 2018, **HEREBY CERTIFY** that the foregoing translation was prepared by me personally. -- For such purpose, I had at sight a document containing the **Corporate Ethics and Conduct Policy of Pacific Credit Rating**, written in Spanish and printed on the company's official letterhead. The relevant content of said document was faithfully translated by me into English, to the best of my knowledge and ability. -- **IN WITNESS WHEREOF**, at the request of the interested party, and for the legal purposes such party may deem appropriate, and without assuming any responsibility whatsoever for the content or legal validity of the translated document, I issue, sign, and seal this sworn translation, duly compared with the original document provided, in Guatemala City, on May 16, 2025.

ANA ROCÍO MAZARIEGOS KEAGY
Traductor Jurado
Español-Ingles e Ingles-Español
Resolucion DIDEDUC GUATE-ORIENTE
No. 248-2018/D.A.C.-T.J.
Registro No. 0019-2018

Ana Rocío Mazariegos Keagy

Sworn Translator



Internal Policy and Conflict of Interest Policy

Prepared by:	illegible signature Christian Jose Hernandez Corianga	Reviewed by:	Illlegible signature Rafael Colado Ibarreche	Approved by:	Illegible signature Oscar Martin Jasaui Sabat
	Head of Risk Management		**Director Compliance**		**Position / Title**

TABLE OF CONTENTS

CHANGE LOG 4

1. OBJECTIVE 5

2. SCOPE.. 5

3. RESPONSIBLE PARTIES 5

3.1 Compliance 5

3.2 Communication and Updates 5

4. DEFINITIONS 5

5. BASIC CONSIDERATIONS.. 6

5.1 Prohibitions 6

6. SPECIFIC CONSIDERATIONS 9

6.1 Directory... 9

6.2 Grading Committee 10

6.3 General Management... 11

6.4 Analysis Department 11

6.5 Business Area 12

6.6 Comprehensive Risk Management Area 12

6.7 Internal Audit Department.. 13

6.8 Compliance Department 13

7. CONTROL SYSTEM 14

8. INTERNAL CONTROL STRUCTURE 16

9. POST-SEPARATION FOLLOW-UP OF EXECUTIVES AND TECHNICAL STAFF (LOOK BACK REVIEW) 16

10. HANDLING OF COMPLAINTS AND CLAIMS... 17

11. DOCUMENTATION OF INFORMATION 17

12. COMPENSATION POLICY 18

12.1 Remuneration 18

12.2 Compliance Area 18

12.3 Risk Area.. 18

13. POLICY ON INTERNAL INVESTIGATIONS 18

14. PROCEDURE FOR THE PUBLICATION OF OVERALL RATINGS......................... 19

14.1 Overall ratings.. 19

14.2 Placement Prospectus.. 19

14.3 Offering Memo.. **20**

14.4 SEC Rule 144A **20**

14.5 Disclosure of Credit Rating Histories.. **20**

15. SUBMISSION OF INFORMATION TO THE SEC **20**

APPENDIX 1. AFFIDAVIT FOR DIRECTORS, OFFICERS, AND EMPLOYEES OF PCR............................ **21**

ANNEX 2. PCR PERSONAL CONFLICT OF INTEREST FORM **22**

APPENDIX 3. TABLE OF SANCTIONS **23**

ANNEX 4. PROCEDURE FOR HANDLING POTENTIAL CONFLICTS OF INTEREST **24**

ANNEX 5. LIST OF DOCUMENTS TO BE KEPT **25**

ANNEX 6. PROCEDURE FOR DETERMINING PUBLICATION OF FORM 17G7 (A)(1) **28**

ANNEX 7. SCHEDULE FOR SUBMITTING REGULATORY INFORMATION TO THE SEC **29**

MODIFICATION LOG

Log of Modifications				
No	**Section and Page No. Modified**	**Description of change**	**Date of modification**	**No. of version**
1	Not applicable	First version of the document	09/04/2024	1
2	Section 5, Basic considerations page 6	A paragraph was included with information on how to avoid conflicts of interest PCR staff	01/15/2025	2
3	Appendices 1 and 2, pages 21 and 22	The Affidavit for PCR directors, officers, and employees and the form for handling potential conflicts of interest by PCR personnel were included. PCR staff	January 15, 2025	2
4	Section 8. Internal control structure, page 16	A diagram showing the structure of the internal control system has been added.	05/06/2025	3
5	Section 9. Follow-up after termination of executives and technical staff (look back review), page 16	It added the procedure for employee separation (look back review)	05/06/2025	3
6	Annexes 3 and 4, pages 23 and 24	Two annexes were included containing a table of penalties and the procedure for manage potential conflicts of interest.	05/06/2025	3
7	Section 4. Definitions, page 5	New definitions related to SEC authorization were included.	02/03/2026	4
8	Section 5 Basic considerations Basic considerations, page 6	A paragraph was included with the types of conflict of interest.	03/02/2026	4
9	Section 12. Compensation Compensation Policy, page 18	A section containing the Compliance and Risk Compensation Policy has been included.	03/02/2026	4
10	Section 13. Policy on Internal Investigations, page 18	A section containing the Policy for conducting internal investigations was included.	03/02/2026	4
11	Section 14. Procedure for the publication of global ratings overall grades, page 19	A section was included that contains the procedure for publication publication of overall grades	02/03/2026	4
12	Section 15. Submission of information to the SEC, page 20	A section was included containing the information that must be submitted to the SEC in a regulatory manner	03/02/2026	4
13	Annex 5, page 25	An annex was included containing the list of information that must be kept in PCR.	03/02/2026	4
14	Annex 6 Procedure for determining publication of format 17g7, page 28	Annex 6 Procedure for determining the publication of the format was included. 17g7	03/02/2026	4
15	Annex 7 Schedule for regulatory filing with the SEC, page 29	Annex 7, Regulatory filing schedule with the SEC, was included.	02/03/2026	4

1. OBJECTIVE

To establish guidelines that Pacific Credit Rating (hereinafter PCR) personnel must follow to identify, prevent, and avoid conflicts of interest inside and outside the company, in order to ensure transparency, integrity, and impartiality in the performance of their daily activities.

2. SCOPE

This document applies to all PCR employees, including directors, committees, or anyone involved in the risk rating activities carried out by the company.

3. RESPONSIBLE

3.1 Compliance

All personnel, according to their position at PCR, must comply with and enforce this policy, with emphasis on the following areas:

- **Management:** Ensure that company personnel avoid engaging in acts of conflict of interest.

- **Administration and Finance:** Protect the company's interests by avoiding conflicts of interest both internally (permanent or temporary staff) and externally (suppliers).

- **Organizational Development:** Prevent actions or activities that generate conflicts of interest with staff in general. The area has internal processes for recruitment and selection of personnel, hiring and induction of personnel, training and development, evaluation and performance, termination of personnel, and a conflict of interest clause in the employment contract.

- **Comprehensive Risk Management:** Identifies, assesses, and manages risks associated with conflicts of interest. Annually manages an Annual Risk Plan and ensures that all employees complete the affidavit for directors, officers, and employees of PCR, as well as the PCR personal conflict of interest form.

- **Audit:** Evaluates PCR processes with an independent perspective in order to manage compliance with this policy. An Annual Audit Plan is carried out each year and the Internal Audit Manual is reviewed every two years.

3.2 Communication and Updates

The compliance area, with the support of the Comprehensive Risk Management Officer, is responsible for communicating this policy and making the corresponding updates as appropriate, or rectifying it within a period of no more than two (2) years.

4. DEFINITIONS

a. **Conflict of Interest:** Any situation as a result of which a natural or legal person may obtain advantages or benefits for themselves or for third parties, and which affects their independence when making decisions.

b. **Independence:** This implies that the functions performed by an area or individual may be exercised freely, in the absence of conflict of interest, minimizing through processes the interaction with areas potentially affected in their respective functions and with the aim of being able to exercise these functions with their own resources, impartially, independently, and without external influences.

c. **Ethics and conduct policy:** Set of rules governing the behavior of the entity and its employees; expressing its commitment to ethical values and principles such as transparency, good faith in business or activities, compliance with current legislation and the entity's policies, as well as fair treatment of customers who are in the same objective conditions. It includes, among other things, the explicit prohibition of behavior that could give rise to reputational risks or improper or illegal activity, such as the reporting of incorrect financial information, money laundering and terrorist financing, fraud, anti-competitive practices, bribery, corruption, and the violation of customer rights.

d. **Transparency:** All technical processes, from their administration and control, are open to public review, to users in general, control and regulatory bodies, and to other participants in the securities market.

e. **U.S. Securities and Exchange Commission (SEC):** The U.S. Securities and Exchange Commission is a government agency whose function is to supervise securities trading in U.S. markets.

f. **Nationally recognized statistical rating organization (NRSRO):** A nationally recognized rating organization in the United States.

g. **The NRSRO form:** This is the application for registration to become a Nationally Recognized Statistical Rating Organization in the United States.

h. **Code of Federal Regulations (CFR):** The United States Code of Federal Regulations.

i. **Electronic Data Gathering, Analysis, and Retrieval (EDGAR):** A system that provides free public access to millions of informational documents filed by publicly traded companies and other entities in the United States.

j. **Employment Transition Report**: Report submitted to the SEC when an analyst or executive changes jobs.

5. BASIC CONSIDERATIONS

For PCR, implementing an institutional ethics process is particularly important because of the significant impact that trust and transparency have on relationships with customers, investors, regulators, and the general public.

Therefore, prevention activities have been designed and established to address any potential conflicts of interest that may arise, as well as different channels for reporting them.

5.1 Prohibitions

All persons who are part of PCR are prohibited from having conflicts of interest in relation to the issuance or maintenance of a risk rating.

A person within PCR is considered to be the Rating Agency, its credit rating subsidiaries, and any partner, officer, director, branch manager, and employee of the organization.

PCR is prohibited from the following:

1. Making the issuance of a rating conditional on or threatening to make it conditional on the purchase by the rated person, or an affiliate thereof, of any other service or product.

2. Issuing or maintaining a rating requested by a person who, in the most recent fiscal year, provided the Rating Agency with net income equal to or greater than 10% of the organization's total net income for the fiscal year.

3. A person within PCR buying, selling, or otherwise benefiting from any transaction in securities or market instruments when the person has knowledge of material non-public information.

4. That a person involved in determining or monitoring the risk rating, or in developing or approving the procedures or methodologies used to determine the credit rating, engages in sales or marketing activities for a product or service of the organization or is influenced by sales or marketing considerations.

5. Hiring persons who provide or have provided financial advisory, consulting, or auditing services for the client's financial statements within the twelve (12) months prior to the rating.

6. Hiring individuals who have spouses and/or relatives up to the second degree of consanguinity or affinity who are related to a client.

7. Hiring individuals who directly or indirectly hold securities issued by the client or have received securities issued by the client as collateral.

8. Hiring individuals who have pending legal proceedings against them with any of the supervised entities or with the financial system, depending on their country.

9. Hiring individuals who have participated in illegal or unauthorized financial activities in the securities market and financial system, depending on their country.

10. Hiring individuals with whom there is a conflict of interest, litigation, or outstanding debts with the client.

11. Hiring individuals who have been convicted of crimes committed in the incorporation, operation, or liquidation of companies or for other common crimes, up to five (5) years after having served their sentence.

12. They may not be part of the Board of Directors or the executive or operational staff of clients with whom PCR has a risk rating contract.

13. They shall not perform consulting work or make recommendations, directly or indirectly, for companies with which PCR has a risk rating contract.

14. They shall not hold any direct or indirect title to securities issued by the client.

15. They may not receive any benefit from any PCR client.

16. Under no circumstances may they directly or indirectly acquire securities that have been rated by themselves.

17. The segregation or delegation of functions between employees from different areas is prohibited.

18. Under no circumstances may it offer a client advantages, incentives, compensation, or indemnification of any kind that could be detrimental to others or to market transparency.

19. The inappropriate dissemination, inside or outside the organization, of material non-public information obtained in connection with the provision of risk rating services is prohibited.

All PCR employees are subject to compliance with the following general aspects:

20. They will be subject to audits or verification in the performance of their duties when required or requested by the Compliance, Audit, or Risk areas.

21. At least once a year, ~~they shall sign~~ the "Affidavit for directors, officers, and PCR employees" of no conflict of interest at PCR, in order to continue performing their duties.

22. All employees must report the existence of conflicts of interest. This can be done through secure and confidential reporting channels that guarantee privacy and trust among employees, which may be anonymous and external, protecting the whistleblower from retaliation and ensuring a fair investigation.

23. PCR must conduct reviews to determine whether there could have been conflicts of interest on the part of a former employee who influenced the granting of a rating. (Look back review).

24. The areas of Comprehensive Risk Management, Internal Audit, and Compliance are independent and will act as a control function in all PCR processes and will make improvements as appropriate to the processes, based on previous findings.

25. The acceptance of any type of gifts, currency, favors, or benefits from entities with which there is any type of contract or relationship is prohibited.

26. Any gifts, currency, presents, or benefits must be reported within a maximum of 48 hours to a manager in the areas of Comprehensive Risk Management, Internal Audit, and Compliance.

PCR conducts training programs so that PCR employees can identify and disclose any potential conflicts of interest.

PCR shall prepare and/or maintain all information necessary to account for the provision of rating services, business activities, and regulatory compliance issues. The information shall be retained for a period of at least five years; however, certain specific documentation shall be retained for an additional period of five years.

All PCR directors, officers, and employees must submit the declaration contained in **Annex 1, "Affidavit for PCR Directors, Officers, and Employees," and** the form contained in **Annex 2, "PCR Personal Conflict of Interest Form,"** related to situations that could give rise to a conflict of interest.

Failure to comply with any of the above provisions may result in disciplinary measures as indicated in **Annex 3, "Table of Sanctions."**

In the event that any PCR employee fails to disclose in a timely manner any situation that could give rise to a conflict of interest, or conceals such a situation, the case will be analyzed by the Compliance Department, in conjunction with the Institution's General Management, with the opinion of the Board of Directors, and the measures to be applied will be determined, in accordance with the provisions of **Annex 3 "Table of Sanctions."**

The handling of potential conflicts of interest shall be carried out in accordance with the flowchart contained in **Annex 4, "Handling of Potential Conflicts of Interest."**

PCR has identified the following types of conflicts of interest related to the issuance of credit ratings as potentially significant for its activity.

1. PCR receives payments from issuers or underwriters to determine credit ratings for securities or money market instruments that they issue or underwrite.

2. PCR receives payments from clients to determine their credit ratings.

3. Issuers, underwriters, or debtors who have paid PCR to determine a credit rating may pay for services additional to the determination of credit ratings.

4. PCR allows individuals who are part of the company to directly own certain securities or money market instruments of debtors or issuers subject to a credit rating determined by PCR, or to have other direct interests in them, provided that such individuals do not participate in the determination or approval of the credit rating.

5. PCR may provide ancillary services such as reviews and ratings of corporate governance, social responsibility, and fiduciary duty.

6. SPECIFIC CONSIDERATIONS

Without prejudice to the previous section, the specific considerations for each area that must be complied with are detailed below.

6.1 Board of Directors

1. The members of the Board of Directors are appointed and/or removed by the Shareholders' Meeting, and there must be no fewer than three members. Decision-making is carried out democratically by majority vote. The presence of all or a majority of its members constitutes a sufficient quorum to deliberate and make valid decisions.

2. The members of the Board of Directors have a Chairman, a Vice Chairman, and a Secretary, who shall exercise the powers conferred upon them by the Institution's bylaws.

3. PCR maintains a policy that at least half of the members of the Board of Directors, but no fewer than two of its members, must be independent. The term of office of independent directors shall be for a fixed period agreed in advance, which shall not exceed five years, and shall not be renewable. One of its independent directors must be a user of PCR ratings. The provisions of this paragraph shall be applicable in accordance with the laws of each country.

4. It is the body responsible for electing the members of the Rating Committee, as well as for approving, supervising the establishment, maintenance, and application of policies and

procedures for determining credit ratings. The provisions of this paragraph shall apply in accordance with the laws of each country.

5. No member shall be part of the Board of Directors if they have a conflict of interest that prevents them from performing their duties objectively and independently.

6. They shall have the time and effort necessary to fulfill their responsibilities.

7. They shall supervise the establishment, maintenance, and application of policies and procedures to address, manage, and disclose any conflicts of interest.

8. They shall oversee the effectiveness of the internal control system.

9. They shall appoint the Chief Compliance Officer, the communications officer, and the complaints officer.

10. You must approve:

    • The annual compliance report.

    • The procedures and methodologies, including qualitative and quantitative data and models, that PCR uses to determine risk ratings.

    • The results of executive look-back reviews.

    • The results of compliance and risk audits.

    • The complaint handling report.

    • The employee compensation and promotion policy.

    • The analysis area report on PCR methodologies.

    • The company's financial statements.

    • Documents that form part of PCR's internal regulations, which include the Corporate Ethics and Conduct Policy and its amendments.

    • The organization's compensation and promotion policies and practices.

6.2 Rating Committee

1. No employee or external party shall be part of the Qualification Committee when they are in a position to take actions or make decisions that directly benefit them or, failing that, that benefit related third parties and that such actions or decisions conflict with the interests of the company.

2. If the members of the Qualification Committee detect or identify a conflict of interest with respect to a specific issue, the person involved must withdraw and leave, including physically, the discussions and deliberations, without neglecting their legal duties.

3. There should be no political or economic pressure from the client or other entities arising from the capital structure, commercial or financial activities, or interests of members and clients.

4. Any member of the Qualification Committee, regardless of country, shall be dismissed when any of the circumstances that determine the existence of a conflict of interest or causes of disqualification and incompatibility arise, or when they are declared legally incompetent.

6.3 General Management

1. It shall establish an organizational structure with a clear segregation of commercial and analytical functions.

2. Responsible for monitoring compliance with PCR's goals and objectives, satisfying the Board of Directors with responsible management of the entire organization, adequately planning resources, and reporting on the progress of its goals and objectives. Responsible for directing, coordinating, and administering the general operation of the Institution.

3. Together with the Director of Compliance and Risk, it shall be aware of any situation that could generate a potential conflict of interest with respect to the granting of a rating to an entity and participate in the imposition of measures to manage such conflicts.

4. The General Management is not authorized to conclude that the PCR internal control system is effective at the end of the fiscal year if there are one or more material weaknesses in that system at the end of the fiscal year.

5. It may not use confidential information obtained through its position for personal gain or for the benefit of third parties.

6.4 Analysis Area

1. No analyst shall be a member of the Rating Committee of their country without prior authorization or availability for action in accordance with the regulations of their country.

2. No employee in the analysis department shall have a commercial relationship with the client.

3. They shall not condition or threaten to condition the issuance of a rating on the purchase by the client or a related company of any other service or product.

4. They shall not assure or guarantee a rating in advance of the corresponding evaluation by the Analysis Committee and the publication of the rating.

5. Their spouses and/or relatives within the second degree of consanguinity and second degree of affinity may not be clients or participants of the supervised entities in which they perform such functions.

6. Any update to an analysis document or corporate methodology must be communicated to all staff in a timely manner within a period not exceeding 15 days through a channel authorized by PCR, in addition to providing the corresponding training. Additionally, the following will be published on the website:

    •   Substantial changes in procedures and methodologies, including qualitative models or quantitative data used to determine credit ratings.

    •   The reason for the changes and the likelihood that they will result in changes to current credit ratings;

    •   Notification of the existence of a significant error identified in any procedure or methodology, including a qualitative or quantitative model used to determine credit ratings, which may result in a change in current credit ratings.

6.5 Business Area

1. Warn customers or whomever is appropriate about conflicts of interest that may arise in the course of providing the risk rating service.

2. Avoid establishing personal relationships with customers that could compromise commercial objectivity.

3. Any contract signed with a potential PCR client may be reviewed in advance by the Head of Global Affairs or a legal control area.

4. Establish strict parameters between the business and analysis areas in order to avoid influences on the risk rating processes.

5. It is prohibited to conduct business or commercial agreements on behalf of the company in unofficial settings or outside of established channels.

6. No Country Manager or Coordinator may offer the service if they are involved in litigation against the subject of the rating or the contracting entity, its affiliates, related parties, or subsidiaries.

6.6 Comprehensive Risk Management Area

1. This area must be independent from all other areas of PCR in order to avoid conflicts of interest and ensure an adequate separation of responsibilities.

2. It will assess and determine situations in which the independence and impartiality of the rating agency is affected, either ex officio or at the request of an interested party.

3. It shall promote a culture of risk and ethics throughout PCR, emphasizing compliance with the processes defined in each manual.

4. It shall develop and monitor, together with the Compliance Director, policies and procedures for the handling of non-public information to avoid conflicts of interest.

5. Be aware of reports of gifts from PCR employees.

6. Request acknowledgments of acceptance of the Corporate Ethics and Conduct Policy.

7. Ensure reasonable compliance with ethical business conduct and maintain effective control against potential conflicts of interest.

8. Conduct periodic reviews to verify compliance with internal regulations by managers and employees.

9. Monitor complaints and grievances from qualified entities, analysts, investors, and the general public regarding ratings, models, methodologies, policies, and procedures.

10. Design policies and procedures for efficient comprehensive risk management

11. The Risk Management Officer's compensation shall not be linked to the financial results of the Rating Agency and shall be carried out in such a way as to guarantee the independence of the officer's judgment.

12. The Risk Management Officer may not perform credit ratings, marketing or sales functions, or participate in the establishment of compensation levels.

6.7 Internal Audit Area

1. This area must be independent from all other areas of the CRA in order to avoid conflicts of interest and ensure an adequate separation of responsibilities.

2. Evaluate and determine situations in which the independence and impartiality of the rating agency is affected, either ex officio or at the request of an interested party.

3. Work with the Compliance Director and the Risk Management Officer to identify any situation that could generate a potential conflict of interest with respect to the granting of a rating to an entity and participate in the imposition of measures to manage such conflicts.

4. Maintain an impartial and neutral attitude and avoid any conflict of interest.

5. Communicate in a timely manner any conflicts of interest, limitations on scope, restrictions on access to records, personnel, and assets, and limitations on resources such as financial resources to senior management and the audit committee.

6.8 Compliance Area

1. Monitor compliance with regulations applicable to securities rating agencies and the proper functioning of the internal control system.

2. It must be independent from all areas of PCR in order to avoid conflicts of interest and ensure an adequate separation of responsibilities.

3. Assess and determine situations in which the independence and impartiality of the rating agency is affected, either ex officio or at the request of an interested party.

4. Prepare the annual compliance report, which includes:

    • A description of any significant changes in the Corporate Ethics and Conduct Policy and in the policies for handling conflicts of interest.

    • A certification that the report is accurate and complete.

    • Submit the report to the Board of Directors for approval.

5. Be informed about reports of gifts by PCR employees.

6. Be aware of reports to avoid conflicts of interest and reports of illegal or unethical conduct, situations, or activities submitted by employees.

7. Prepare annual reports and regulatory reports.

8. Assess and determine situations in which the independence and impartiality of the rating agency is affected, either ex officio or at the request of an interested party.

9. Prepare and monitor, together with the Risk Management Officer, policies and procedures for handling non-public information and avoiding conflicts of interest.

10. Conduct post-termination monitoring of executives (look back review).

11. Conduct periodic reviews to verify compliance with internal regulations by managers and employees.

12. Verify that regulatory reports have been submitted in a timely manner.

13. Monitor complaints and grievances from rated entities, analysts, investors, and the general public regarding ratings, models, methodologies, policies, and procedures.

14. Oversee and monitor the internal control system.

15. The Compensation of the Compliance Officer shall not be linked to the financial results of the Rating Agency and shall be carried out in such a way as to guarantee the independence of the officer's judgment.

16. The Compliance Director may not perform credit ratings, marketing or sales functions, or participate in the establishment of compensation levels.

The General Compliance Department shall maintain an up-to-date log of persons who present a potential conflict of interest with any of the entities rated by PCR.

The General Compliance Department shall keep a record of gifts offered to PCR personnel.

7. CONTROL SYSTEM

With regard to the establishment of the control system, PCR will take into consideration the following controls, designed to ensure:

1. A newly developed methodology or a proposed update to a methodology in use for determining credit ratings is subject to an appropriate review process.

2. Methodologies in use for determining credit ratings are reviewed periodically.

3. That newly developed or updated quantitative models proposed for incorporation into a credit rating methodology are evaluated and validated prior to use.

4. Quantitative models incorporated into credit rating methodologies in use are periodically reviewed and tested.

5. That the Rating Agency conducts an analysis before initiating the rating of a class of debtors, securities, or market instruments that it has not previously rated, in order to determine whether the rating agency has sufficient expertise, access to the necessary information, and resources to rate the type of debtor, security, or market instrument.

6. That the Rating Agency conduct an analysis before initiating the rating of an "exotic" or "customized" type of debtor, security, or market instrument, in order to review the feasibility of determining a risk rating. Likewise, those business activities that are classified as high risk according to GAFILAT.

7. That measures (e.g., statistics) be used to evaluate the performance of risk ratings as part of the review of methodologies in use to determine risk ratings, in order to analyze whether methodologies need to be updated or whether the work of analysts using them needs to be reviewed.

8. That a risk analyst document the steps taken in preparing an initial credit rating or monitoring an existing credit rating in sufficient detail to allow for a post-hoc review or internal audit of the rating file,

in order to analyze whether the analyst complied with the Rating Agency's procedures and methodologies for determining credit ratings.

9. That the Rating Agency conduct periodic reviews or internal audits of rating files to analyze whether analysts adhere to the procedures and methodologies of the nationally recognized statistical rating organization and determine credit ratings; and finally.

10. That the Rating Agency conduct periodic reviews to verify whether it has devoted sufficient resources to implement and operate the documented internal control structure as designed; (more on the internal control structure below)

11. That the Rating Agency conduct periodic reviews or continuous monitoring to assess the effectiveness of the control structure and whether it needs to be updated;

12. That any deficiencies identified in the internal control structure be evaluated and addressed in a timely manner, for which the Comprehensive Risk Management area has a Risk Matrix.

13. That additional training be provided or disciplinary measures be taken with respect to employees who do not comply with the requirements imposed by the internal control system;

14. That there is a process for employees to report breaches of the control system.

15. PCR must have an Internal Audit Observations Report to ensure that any deficiencies identified in the internal control system are evaluated and addressed in a timely manner.

16. To assess the effectiveness of internal control, the Executive President or CEO will determine whether there were any material weaknesses based on the annual results of the audits performed by the Compliance area.

17. The results of the evaluation of the analysis control system shall be documented in the internal control report. This report must be approved by the Board of Directors and shall contain at least the following:

   • A description of management's responsibility for establishing and maintaining an effective internal control structure;

   • A description of each material weakness in the internal control structure identified during the fiscal year, if any, and a description, if applicable, of how each material weakness identified was addressed; and

   • A statement as to whether the internal control structure was effective at the end of the fiscal year.

18. The Chief Executive Officer shall not conclude that PCR's internal control system is effective at the end of the fiscal year if there are one or more material weaknesses in that system at the end of the fiscal year. For purposes of this item, a deficiency in the internal control system occurs **when the design or operation of a control does not enable management or employees, in the normal course of performing their assigned duties, to prevent or detect a failure of the organization to:**

- Implement a policy, procedure, or methodology to determine credit ratings in accordance with the organization's policies and procedures; or
- Adhere to an implemented policy, procedure, or methodology for determining credit ratings.

For the purposes of this section, a material weakness exists **if** a **deficiency** or **combination of deficiencies** in the design or operation of the control system **creates a reasonable possibility that an identified failure** (as described in the previous paragraph of this section) that is material **will not be prevented or detected in a timely manner**.

8. INTERNAL CONTROL STRUCTURE



Independent Directory
Compliance Director
Directory
Risk Management Officer
Internal Audit
Responsible for overseeing the compliance of all shareholders, officers and employees of PCR with the internal rules and regulations applicable to the Rating Agency.
CEO
(Responsible for assessing the effectiveness and structure of the internal control system)
Promote a culture of risk and ethics throughout PCR, emphasizing compliance with the processes.
Evaluates with an independent view of PCR processes
Regulatory Committees
Director of Analysis
Review and authorize the internal regulations of the Rating Agency.
Responsible for the qualification process
Methodology Committee
Review and follow up the development of methodologies.

9. POST-TERMINATION FOLLOW-UP OF EXECUTIVES AND TECHNICAL STAFF (LOOK BACK REVIEW)

PCR must carry out reviews through the Compliance Department to determine whether there could have been conflicts of interest on the part of a former employee who influenced the granting of a rating.

In the event that, within five (5) years of leaving PCR, a former employee joins an entity for which PCR has issued a rating, the following procedure must be carried out to rule out any possible conflict of interest on the part of the former employee with the company they have joined:

1. Notification of the Organizational Development area where a former employee, who was an analyst who participated in any way in determining the rating of the entity, issuer, or instruments, or the analyst's supervisor or a PCR executive, has been hired by an entity that is a PCR client within five (5) years of leaving PCR.

   The Compliance Director analyzes whether any of the following three conditions are met:

   - The former employee was a manager.

   - If the former employee participated in any way in the rating process of the entity where they are providing their services.

   - If the former employee supervised an analyst who participated in any way in the rating process of the entity in which he or she is providing services.

2. If any of these criteria are met, the Employment Transition Report is submitted through the SEC website.

3. As soon as the Chief Compliance Officer becomes aware of the former employee's entry into the entity, the ratings assigned to that entity will be reviewed for the 12-month period prior to the date on which PCR issued the most recent rating action with respect to the entity, taken before the employee's departure. This is established to verify that there has been no potential conflict of interest.

4. If there's any evidence that the rating was influenced by a conflict of interest, a rating review process should be started, which will take 15 calendar days. PCR will publish the rating change or confirmation of the rating, as applicable, within fifteen calendar days of the date on which it was detected that the rating may have been influenced by a conflict of interest.

   If the rating change or confirmation of the rating is not published within the period specified in the previous paragraph, PCR must issue a press release stating that the rating is under review or observation because evidence was found that the rating may have been influenced by a conflict of interest.

10. ATTENTION TO COMPLAINTS AND CLAIMS

Complaints and claims from customers and relevant related parties will be handled through the complaints, claims, and reports mailbox located on the Intranet in the Comprehensive Risk Management section. Additionally, through the rating agency's website in the "Complaints Mailbox" section.

11. DOCUMENTATION OF INFORMATION

PCR shall maintain all necessary information regarding the provision of rating services, business activities, and financial matters in general. In general terms, the information shall be retained for a period of at least five years, although certain specific documentation shall be retained for an additional period of five years.

The list of documents that must be retained in accordance with Rule 17g-2 of the Code of Federal Regulations ("SEC Rule") is set forth in **Annex 5 "List of information to be prepared and maintained at PCR"** of this Policy.

12. COMPENSATION POLICY

12.1 Remuneration

The remuneration of the board of directors, management and technical staff involved in the rating process, and employees in general, shall be determined in accordance with a fixed component that is not related to the ratings issued by the Rating Agency or its income. The remuneration of all employees shall also take into account the annual performance evaluations administered by the Organizational Development Department.

Remuneration policies and structures for management and technical staff will be reviewed periodically to ensure that the objectivity of the rating process is not compromised.

12.2 Compliance Area

The Compliance area reports directly to the Board of Directors. The salaries of the staff assigned to this department are not related in any way to the income received by the rating agency for its ratings and are determined in such a way as to guarantee the independence of its criteria.

12.3 Risk Area

The Risk area reports directly to the Board of Directors, and the salaries of the staff assigned to this department are not related in any way to the ratings issued by the rating agency. The Risk staff will submit an annual report on its activities to the Board of Directors.

13. POLICY ON INTERNAL INVESTIGATIONS

When, as a result of its oversight functions, or based on a report submitted by an employee or manager of the Institution, the Compliance area becomes aware of a violation by an employee or manager of applicable regulations or of a situation that could give rise to a conflict of interest, it shall conduct an investigation, recording such conduct or situation in a follow-up log.

The Compliance Director will give the person involved the opportunity to verbally state what is in their best interest, which must be recorded in the tracking log.

Measures to resolve potential conflicts of interest will be decided by the Compliance and Risk area, in conjunction with Senior Management.

Sanctions will be applied taking into consideration **Annex 3 "Table of Sanctions"** of this Policy. However, the sanction may be mitigated if the offender admits to having committed the offense and, where appropriate, has remedied the breach in question.

The sanctions or measures imposed must be recorded in the monitoring log, which must include any information that has been taken into account in determining the sanction.

14. PROCEDURE FOR THE PUBLICATION OF OVERALL RATINGS

14.1 Overall ratings

In the case of global ratings, the business area must ask the client whether the securities offering is directed at a "US person" as defined below, in which case the form of SEC Rule 17g7(a) must be used as described in **Annex 6 "Procedure for determining the publication of Form 17g7 (a)(1).** A written statement must be obtained from the client indicating whether or not the offering is directed at a US person.

US person:

1. Any natural person residing in the United States;

2. Any company or corporation organized or incorporated under the laws of the United States;

3. Any estate whose executor or administrator is a U.S. person;

4. Any trust whose trustee is a U.S. person;

5. Any agency or branch of a foreign entity located in the United States;

6. Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person;

7. Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

8. Any partnership or corporation if:

    a. Organized or incorporated under the laws of any foreign jurisdiction; and

    b. Formed by a U.S. person primarily for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated and owned by accredited investors who are not individuals, estates, or trusts.

Additionally, for global ratings, the analyst must review, in accordance with the definitions detailed below, whether Rule 144A is mentioned in the Securities Offering Prospectus or Offering Memo, or if the issuer intends to sell the security to a US person, as described in Annex I "Information Disclosure Form for Global Ratings" of this policy.

14.2 Prospectus

It is a legal and financial document that a company must submit before a public offering of securities. Its purpose is to provide investors with all relevant corporate, legal, and financial information so that they can make an informed investment decision. This document details the characteristics of the company and the securities to be sold.

14.3 Offering Memo

This is a legal document used to provide potential investors with detailed information about a private offering of securities or real estate. It serves as a comprehensive business plan for investors to evaluate the terms, risks, and potential returns of the investment before making a decision.

14.4 SEC Rule 144A

A provision that modifies the restrictions on the purchase and sale of privately placed securities between qualified institutional buyers without the need for SEC registration.

14.5 Disclosure of Credit Rating Histories

PCR will publish it free of charge in an easily accessible section of its corporate website, the credit rating history as specified in rule 17g7(b) of the Code of Federal Regulations in Excel and in an interactive data file using an XBRL (eXtensible Business Reporting Language) format, and it must be updated at least monthly.

15. Submission of information to the SEC

PCR will submit to the SEC the information contained in **Exhibit 7, "Schedule of Regulatory Filings with the SEC." Regulatory Information to the SEC."**

The annual information required by SEC rules shall include a statement signed by the person responsible for reporting. The annual information required by rule (17g3-a7) shall include a statement signed by the chief executive officer.

Reports must be filed or sent to the SEC, as applicable, electronically via the EDGAR System.

ANNEX 1. AFFIDAVIT FOR PCR DIRECTORS, OFFICERS, AND EMPLOYEES

_____to the ____of _____of _____
    (Country and City)   (Day)   (Month)   (Year)

I _____with Unique Identification Document or passport _____, hereby declare that I have been provided with the Conflict of Interest Policy for my review and compliance, as well as the internal manuals governing PCR, which I have read and understood the principles, provisions, and obligations contained in said documents. I further confirm my commitment and adherence to these and declare that during and for the duration of my stay with the company, I will comply with them.

Likewise, I undertake to immediately report any situation that could generate a conflict of interest on my part or on the part of my co-workers, immediate boss, and superiors.

Sincerely,

Employee Signature: _____

Instructions:

(i)   This form must be submitted by any employee who is aware of a situation, whether their own or someone else's, that could give rise to a potential conflict of interest in terms of the provisions of the Conflict of Interest Policy.

(ii)   In general terms, all situations, usually of a financial or personal nature, that could be presumed to influence an individual's judgment and prevent them from making decisions in an objective, honest, and independent manner must be reported.

ANNEX 2. PERSONAL CONFLICT OF INTEREST FORM PCR

⚠ **Importante:** Esta información es requerida por el área de Cumplimiento. Debe actualizarse anualmente o cuando se realice una modificación a la misma.

INFORMACIÓN POLÍTICA

¿Es militante en algún partido político?

○ Sí ● No

RELACIONES CON TERCEROS

Relación con terceros dentro de PCR

○ Familiar en primer grado   ○ Familiar segundo grado   ● Ninguna relación   ○ Otro

PARIENTES EN PUESTOS GERENCIALES

¿Pariente con algún puesto gerencial en algún cliente de PCR?

○ Sí ● No

ANTECEDENTES PENALES

¿Ha sido sujeto a un proceso penal por delito grave?

○ Sí ● No

AHORROS, DEPÓSITOS, INVERSIONES EN EL SISTEMA FINANCIERO (PROPIOS)

Nombre de la Entidad Financiera	Tipo de cuenta, depósito o instrumento financiero	Acciones
Ej: Banco de Crédito	Ej: Cuenta de ahorros	✖

+ Agregar Entidad Financiera

AHORROS, DEPÓSITOS, INVERSIONES EN EL SISTEMA FINANCIERO DE MI CÓNYUGE, CONCUBINA, PADRES, HERMANOS E HIJOS

Nombre de la Entidad Financiera	Tipo de cuenta, depósito o instrumento financiero	Parentesco	Acciones
Ej: Banco Continental	Ej: Depósito a plazo fijo	Ej: Esposa	✖

+ Agregar Entidad Financiera Familiar

APPENDIX 3. TABLE OF SANCTIONS

Types of Policy Violations:

- Conflicts of Interest

- Independence

- To prevent misuse of non-public or confidential information

- Any other PCR policy

Criteria for the severity of the violation

- First offense without consequences – Minor

- Repeat offense – Moderate

- Concealment of non-compliance – Serious

- Sexual harassment – Serious

- Caused impact – Very serious

- Damaged the institution's image – Very serious

- There was intent – Very serious

The penalty will depend on the severity of the offense

- Minor – Verbal warning

- Moderate – Written warning

- Serious or very serious – Suspension or dismissal

The breach and its consequences will be classified according to the regulations of each country.

ANNEX 4. PROCEDURE FOR HANDLING POTENTIAL CONFLICTS OF INTEREST



Annual reports from collaborators
• Affidavit for PCR Directors, Officers, and Employees
• PCR Personal Conflict of Interest Form
Occasional reports from collaborators
• Affidavit for PCR Directors, Officers, and Employees
• PCR Personal Conflict of Interest Form
Evidence of a potential conflict of interest found by the Compliance, Risk, and Internal Audit Department
The Compliance, Risk, and Internal Audit Department reviews the reports
Did you report a potential conflict of interest?
No
Report backup in Sharepoint
Y es
The Compliance, Risk, and Internal Audit Department will analyze whether it is a potential conflict of interest.
Is there a potential conflict of interest?
No
The situation is documented in the Potential Conflict of Interest Report
Y es
Measures are taken to mitigate potential conflict of interest
Was
punishm
ent?
No
Yes
The Compliance, Risk, and Internal Audit Department will establish sanctions in accordance with Annex 3 Table of Sanctions
The situation is documented in the sanctions log along with the sanction

ANNEX 5. LIST OF DOCUMENTS TO BE RETAINED

The list of documents that must be retained and their minimum retention period are defined below.

(a) 240.17g2 (SEC rule) Records that must be kept and retained by the rating agency	Document	Retention period
(1) Original records in the rating agency's accounting system and records reflecting entries and balances in all accounts in the rating agency's general ledger for each fiscal year.	• External auditexternal of financial statements • Accounting records	5 years
(2) Records regarding each current credit rating from the rating agency (as applicable).	• Electronic electronic of the client • PCR Yes • Minutes of the Committee Risk Rating • Rating report and/or press release	5 years
(3) An accounting record of each person (e.g., a debtor, issuer, subscriber, or other user) who has paid the rating agency for the issuance or maintenance of a credit rating.	• Service agreement • Electronic electronic Client • SFI	5 years
(4) A record of each subscriber's account for the rating agency's credit rating and/or credit analysis reports, indicating the subscriber's identity and address.	N/A (PCR has no subscribers)	N/A
(5) A register listing the general types of services and products offered by the rating agency	• PCR page in the "Services" tab	5 years
(6) A record documenting the procedures established and methodologies used by the rating agency to determine credit ratings.	• Manuals, guides, and policies of the rating agency • PCR methodologies	5 years
(7) A record listing each security and money market instrument and its corresponding credit rating issued by an asset pool or as part of any asset-backed securities transaction in which the rating agency, in determining the credit rating of the security or money market instrument, treats the assets within such pool or as part of such transaction that are not subject to a credit rating by the rating agency.	N/A (PCR does not have asset-backed securities authorized as NRSRO)	N/A
(8) For each outstanding credit rating, a record showing all rating actions and the date of such actions from the initial credit rating to the current credit rating, identified by the name of the rated security or obligor and, if applicable, the CUSIP of the rated security or the Central Index Key (CIK) number of the rated obligor.	• Electronic file electronic Client • Minutes of the Committee Risk Rating • Rating report and/or press release • PCR Yes	5 years
(9) A record documenting the policies and procedures that the rating agency must establish, maintain, and enforce in accordance with the section	• Conflict of Interest Policy	5 years and another 5 years after the date of date of

(a) 240.17g2 (SEC rule) Records that the rating agency must make and keep	Document	Retention period
15E(h)(4)(A) of the Act (15 U.S.C. 78o-7(h)(4)(A)) and § 240.17g-8(c). **Look back review**.		Record by another updated

(b) 240.17g2 (SEC Rule) Records to be retained by the rating agency	Document	Retention period
(1) Significant records (e.g., bank statements, invoices, and trial balances) on which the information included in the annual financial reports that the rating agency submitted to or provided to the Commission, as applicable, pursuant to section 240.17g-3 is based.	• Supporting documents for financial statements • Accounting records	5 years
(2) Internal records, including non-public information and working papers, used to form the basis of a credit rating issued by the rating agency.	• Preliminary report • Working drafts	5 years
(3) Credit analysis reports, credit assessment reports, and private credit rating reports from the rating agency and internal records, including non-public information and working papers, used to form the basis of the opinions expressed in these reports.	• Client electronic file • Minutes of the Committee Risk Rating • Rating report or press release • PCR Yes	5 years
(4) Compliance reports and compliance exception reports.	• Compliance reports • Audit reports • Risk reports • Ethics and Conduct Policy • No exceptions	5 years
(5) Internal audit plans, internal audit reports, documents relating to follow-up measures on internal audits, and all records that the rating agency's internal auditors deem necessary to perform the audit of an activity related to its activity as a credit rating agency.	• Annual Annual audit program, • Risk program • Annual of internal audit	5 years
(6) Advertising material of the rating agency that is published or made available to persons not associated with the rating agency. rating agency.	• PCR page • LinkedIn	5 years
(7) External and internal communications, including electronic communications, received and sent by the rating agency and its employees, related to the initiation, determination, maintenance, monitoring, modification, or withdrawal of a credit rating.	• Employee emails • PCR Yes • Client folder • Analysis documents	5 years
(8) Any written communication received from persons not associated with the rating agency containing complaints about the actions of a credit analyst in initiating, determining, maintaining, monitoring, modifying, or withdrawing a credit rating.	Complaints file	5 years

(b) 240.17g2 (SEC Rule) Records to be retained by the rating agency	Document	Retention period
(9) Internal documents containing information, analysis, or statistics used to develop a procedure or methodology for treating another rating agency's credit ratings in order to determine a credit rating for a security or money market instrument issued by an asset pool or part of any transaction asset-backed securities transaction.	N/A (PCR does not have asset-backed securities authorized as NRSRO)	N/A
(10) For each security or money market instrument identified in the record to be prepared and maintained under subsection (a)(7) of this section, any document containing a description of how assets within that pool or as part of that transaction that are not rated by the rating agency but are rated by another rating agency were treated for purposes of determining the credit rating of the security or money market instrument.	N/A (PCR does not have asset-backed securities authorized as NRSROs)	N/A
(11) NRSRO forms (including attachments and accompanying information and documents) to the rating agency submitted or provided, as applicable, to the Commission.	• Intranet, Compliance Compliance • PCR page	5 years
(12) The internal control structure that the rating agency is required to establish, maintain, enforce, and document in accordance with section 15E(c)(3)(A) of the Act (15 U.S.C. 78o-7(c)(3)(A)). **Internal control structure**	• Ethics and Conduct Policy • Conflict of Interest Policy	5 years and another 5 years after the date of replacement registration by another updated one
(13) The policies and procedures that the rating agency must establish, maintain, enforce, and document in accordance with § 240.17g-8(a). **Policies for the rating process and management and approval of methodologies**	• Manual Operating Risk Rating • Conflict of Interest Policy	5 years and another 5 years after the date of replacement of the record with another updated
(14) The policies and procedures that the nationally recognized statistical rating organization must establish, maintain, enforce, and document in accordance with § 240.17g-8(b). **Define Rating Scales**	• Manual Operational Risk Rating • Risk Rating Categories	5 years and others 5 years after the date of replacement of the record with another updated
(15) The standards for training, experience, and competence of credit analysts that the rating agency must establish, maintain, enforce, and document in accordance with § 240.17g-9. **Training and experience of analysts**	• Annual training plan • MOF • Exhibit 8	5 years and another 5 years after the date of replacement of the record with an updated one updated

One original, or a true and complete copy of the original, of each record that must be retained in accordance with paragraphs (a) and (b) of this section shall be retained in such a manner that, during the retention period, the Rating Agency's head office and any other office that has performed activities that gave rise to the creation or receipt of the record can easily access the original record or the copy.

ANNEX 6. PROCEDURE FOR DETERMINING PUBLICATION OF FORM 17g7 (a)(1)


Contract Global Rating
The Business area asks the client
Is the offering and placement of securities directed to a U.S. person?
No
Yes
The analysis department reviews the Offering Prospectus
Is Rule 144A mentioned?
No
Rating process in accordance with Rule 17g7(a)
Press release with template in accordance with Rule 17g7(a) with statement
Y es
No
The Qualification Committee verifies that Rule 144A has been reviewed. Is the rule mentioned?
Yes
Press release without template in accordance with Rule 17g7(a)

ANNEX 7. SCHEDULE FOR SUBMITTING REGULATORY INFORMATION TO THE SEC

Periodic regulatory information (annual)		Contingent regulatory information	
Deadline: Within the first 90 days natural persons after the end of the calendar year	Significant changes in PCR	**Deadline:** Immediately when substantial in the information previously submitted to the SEC, publication in the up to 10 business days after of its filing with the SEC.	Statistics of measurement of the qualification (Annex
	Statistics of measurement of the rating (Annex		Procedures, scales and
	Procedures, scales and		Policies to prevent the misuse of non-public information (Annex 3)
	Policies to prevent the improper of non-public information (Annex 3)		Organizational structure (Annex 4)
	Organizational structure (Annex 4)		
	Code of Conduct (Annex 5)		Code of Conduct (Annex 5)
	Policies to avoid conflicts of interest (Annexes 6 and 7)		Policies to avoid conflicts of interest (Annexes 6 and 7)
	Information on analysts (Annex 8)		Information on analysts (Annex 8)
	Information on the compliance officer (Annex 9)		Information on the compliance officer (Annex 9)
	Financial report including audited consolidated financial statements (17g3-a1)		
	Financial report including including unaudited consolidated financial statements		
	Information on income (17g3-a3)		
	Analyst compensation (17g3-a4)		
	Top 20 clients (17g3-a5)		
	Rating actions (17g3-a6)		
	Assessment of internal control effectiveness (report of the executive		
	Compliance report (17g3-a8)		



Corporate Governance Code

Prepared by:	Illegible signature Ana Lucia Chiroy **Head of Regulatory Affairs**	Reviewed by:	Illlegible signature Rafael Colado **Director of Compliance**	Approved by:	Illlegible signature Oscar Jasaui **Executive Chairman**

TABLE OF CONTENTS

CHANGE LOG...4

1. BACKGROUND..5

2. OBJECTIVE...5

3. RESPONSIBLE PARTIES 5

4. SCOPE..5

5. REGULATORY FRAMEWORK 5

6. DEFINITIONS 6

7. APPROVAL AND AMENDMENT 6

8. PUBLICITY..6

9. SHAREHOLDER RIGHTS 7

9.1 Equal treatment 7

9.2 Shareholder participation..7

9.3 Information and communication to shareholders..7

9.4 Dividend policy...7

9.5 Change of Control 7

9.6 Dispute resolution..7

10. GENERAL SHAREHOLDERS' MEETING 8

10.1 Role and powers 8

10.2 Duties and Rights of Shareholders 8

10.3 Mechanisms for convening meetings...9

10.4 Proposals for agenda items 9

10.5 Voting procedures 10

10.6 Proxy voting 10

10.7 Follow-up on resolutions of the General Shareholders' Meeting.........................11

10.8 Equal treatment of shareholders 11

11. THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT..11

11.1 Composition of the Board of Directors 11

11.2 Functions of the Board of Directors..12

11.3 Specialized advice for decision-making 12

11.4 Training policy for the Board of Directors...12

11.5 Remuneration of directors 12

11.6 Board Regulations 12

11.7 Independent directors **13**

11.8 Board Operations **13**

11.9 Special committees **13**

11.10   Ethics and conflict of interest policy **14**

11.11 Related Party Transactions **15**

11.12 Functions of Senior Management **15**

12. RISK AND COMPLIANCE **15**

12.1 Comprehensive Risk Management Policy **15**

12.2 Internal Audit **15**

12.3 External audit **16**

13. TRANSPARENCY OF INFORMATION **16**

13.1 Information policy **16**

13.2 Financial statements and annual report **16**

14. STAKEHOLDER ENGAGEMENT..**16**

14.1 Identification of stakeholders..**16**

14.2 Stakeholder engagement strategies **16**

CHANGE LOG

Change Log				
No	**Section and page number modified**	**Description of change**	**Date of modification**	**Version No.**
1	Not applicable	Not applicable, as this is the first version of the document	-	01
2	Section 1, page 5	An explanation was added to the scope section	02/25/2026	02
3	Section 5, pages 5 and 6	Principles that inspire the code were added to the regulatory framework	02/25/2026	02
4	Section 7, page 6	The entity responsible for approving the code has been changed to the Board of Directors	02/25/2026	02
5	Section 9, page 7	Section 9.3 "No dilution in equity participation"	02/25/2026	02
6	Section 10.6, pages 10 and 11	It was added that shareholders may be represented by a third party in accordance with local regulations. The proxy may be the Country Manager according to the authorized percentage of representation.	02/25/2026	02
7	Section 11.1, page 11	It was added that the board has members defined in accordance with the regulations of each country and the Board Regulations.	02/25/2026	02
8	Section 11.1, page 11	The requirement for the company to have substitute or alternate directors and for their information to be available on the website	02/25/2026	02
9	Section 11.1, page 11	It was added that the board may meet virtually virtually if local regulations do not prohibit it.	02/25/2026	02
10	Section 11.4 page 12	It was added that training for new directors be an introduction	02/25/2026	02
11	Section 11.5, page 12	Se added that the directors will receive a remuneration independently of the results/opinions.	02/25/2026	02
12	Section 11.8	The directory has been removed have a work plan and be evaluated annually	02/25/2026	02
13	Section 11.9, pages 13 and 14	Information added regarding the operation , , , , and compliance, risk, and methodology committees.	02/25/2026	02
14	Section 11.10 page 14	It was added that PCR acts independently of any qualified entity , its shareholders, administrators, or related parties.	02/25/2026	02
15	Section 11.12, page 15	The requirement for the board of directors to evaluate the General Manager.	02/25/2026	02
16	Section 11.12, page 15	It was added that the objectives and everything related to Senior Management can be found in the Company's Organization and Functions Manual and replaced General Manager with Senior Management.	02/25/2026	02
17	Section 12.2, page 15	The provision that the Chief Compliance and Audit Officer be appointed by the Audit Committee.	02/25/2026	02
18	Section 12.3, page 16	It eliminated that the equipment auditing auditing rotates every 5 years and that the board of directors changes the auditors.	02/25/2026	02

1. BACKGROUND

The PCR Group Corporate Governance Code (hereinafter PCR) is an internal regulatory document that establishes general guidelines on good corporate governance applicable to the group's companies, in accordance with current local and international standards.

It constitutes a mandatory framework of conduct and decision-making for the governing bodies, senior management, and all officials whose role has an impact on strategic direction and/or corporate control.

2. OBJECTIVE

To obtain and maintain good corporate governance practices within the company, as well as to continuously monitor the established guidelines and promote them among PCR's stakeholders.

The Code also seeks to strengthen the transparency, integrity, accountability, and sustainability of the PCR Group in the long term.

3. RESPONSIBLE

The Head of Global Regulatory Affairs and the Director of Compliance will be responsible for developing the code and ensuring compliance with the guidelines, making observations and/or recommendations aimed at promoting compliance.

4. SCOPE

This Code applies across the board to all PCR Group companies, without prejudice to the specific corporate governance provisions established in each jurisdiction where the Group operates.

In countries where specific technical or regulatory standards exist in the area of corporate governance, such provisions shall be considered complementary to this Code and shall prevail in the event of conflict.

In this regard, the Code promotes, across the board, practices aimed at transparency, accountability, fairness, corporate responsibility, adequate risk management, prevention of conflicts of interest, and independence in decision-making, without prejudice to the specific provisions that may be applicable in each jurisdiction where PCR operates.

5. REGULATORY FRAMEWORK

PCR adheres to the Corporate Governance Principles of the Organization for Economic Cooperation and Development (OECD), originally published in 1999 and updated in 2004 and 2015 (latest version published jointly with the G20). Likewise, it aligns itself as closely as possible with the local regulations applicable in each country with regard to good corporate governance practices. These are:

- **Shareholder rights and fair treatment**: Protect and facilitate shareholder rights, ensuring that all shareholders, including minority and foreign shareholders, are treated fairly.

- **Disclosure of information and transparency**: All material information about the company, including its financial situation, performance, sustainability, ownership, and governance practices, must be disclosed in a timely and accurate manner.

- **Responsibilities of the governing body**: The governing body should provide strategic guidance, oversee management, and be accountable to the company and its shareholders.

- **Sustainability and resilience**: Decisions and risk management that contribute to the long-term sustainability and resilience of the company should be promoted.

6. DEFINITIONS

a. **Corporate governance:** Corporate governance is defined as the set of rules and guidelines that guide governance processes and decision-making in companies, promoting transparency and investor confidence. According to the OECD, corporate governance has the following characteristics: a) It encompasses a whole series of relationships between a company's management, its board, its shareholders, and other stakeholders. b) It provides a structure for the company to set objectives and determines the means that can be used to achieve those objectives and to monitor their fulfillment; and c) It is a key element in increasing economic efficiency and promoting growth, as well as in fostering investor confidence.

b. **Stakeholders:** ISO 26000 defines stakeholders as individuals or groups that have an interest in any decision or activity of the organization. Similarly, AA1000SES states that stakeholders are those groups that affect and/or could be affected by an organization's activities, products, or services and associated performance. This does not include everyone who may have knowledge or views about the organization.

c. **PCR Group:** Refers to companies that have PCR Holding as their main owner, with more than 50% shareholding. In a broader sense, it may include related companies in which PCR Holding owns at least 20% of the shares.

d. **OECD:** The Organization for Economic Cooperation and Development (OECD) brings together 38 member countries with the mission of promoting policies that improve the economic and social well-being of people around the world. The OECD provides a forum where governments can work together to share experiences and seek solutions to common problems.

7. APPROVAL AND MODIFICATION

The PCR Group's Corporate Governance Code must be reviewed by the Compliance Director and approved by the group's Board of Directors.

8. PUBLICITY

The Corporate Governance Code document will be published on the PCR website. Likewise, in the event of any amendments to the code, the document will be updated as soon as possible.

9. SHAREHOLDER RIGHTS

9.1 Equal treatment

- Equal treatment is guaranteed to all shareholders of the same class and who maintain the same conditions.

- The delivery, dissemination, and use of privileged information to a different group of shareholders to the detriment of other shareholders is prohibited.

- Non-voting shares are not promoted.

9.2 Shareholder participation

- All shareholders have the opportunity to participate effectively and vote at general shareholder meetings, for which they are informed in a timely manner about the rules governing such meetings, including voting procedures.

- The company informs shareholders of the methods and the person responsible for registering share ownership rights.

9.3 Information and communication to shareholders

- Shareholders have the right to request and receive timely, reliable, and accurate information about the company's activities, which allows them to adequately protect their rights.

- The area designated to handle specific requests for information from shareholders is the Board of Directors, or failing that, the Country Manager, who may delegate the handling of the request to other persons.

- Shareholders may submit their requests for information in person, in writing, by telephone, or by email. The designated area must respond to the shareholder using the same means indicated above, indicating the approximate time required to respond to their request. All information provided must meet criteria of truthfulness, completeness, timeliness, and non-discrimination.

9.4 Dividend policy

- The company has a formally approved dividend policy, which is reviewed and updated periodically.

- The dividend policy is disseminated among shareholders and investors and is available upon request.

9.5 Change or takeover

- Anti-takeover mechanisms are not promoted.

- In the case of takeover bids, shareholders are recognized and allowed to participate in the premium paid to acquire control of the company.

9.6 Dispute resolution

- The bylaws include an arbitration clause that recognizes that any dispute between shareholders, or between shareholders and the Board of Directors, as well as challenges to resolutions of the General Shareholders' Meeting and the Board of Directors by the company's shareholders.

10. GENERAL SHAREHOLDERS' MEETING

10.1 Function and powers

- The General Shareholders' Meeting (GSM) is the sovereign and supreme body of the company.

- The exclusive and non-delegable functions of the AGM are stipulated in the Bylaws and in the current regulatory framework.

Likewise, the AGM must perform strategic functions necessary to ensure the achievement of objectives and goals, such as defining strategic objectives, corporate strategies, and action plans; monitoring levels of exposure to risks related to the achievement of objectives; supervising expenses and investments; ensuring compliance with budgets; and supervising corporate governance practices and investment policy, among other functions.

10.2 Duties and Rights of Shareholders

- Shareholders, as owners of the Company's capital stock, have a set of rights and duties that are essential for the proper functioning of the Company and the protection of corporate interests, in accordance with the current regulatory framework and the principles of good corporate governance. These include, among others:

  o Registering and safeguarding their share ownership rights through reliable mechanisms.

  o Disposing of, assigning, or transferring their shares in accordance with applicable legal and statutory provisions.

  o Authorize the issuance of new shares or any modification to the share capital, under the terms provided for in the bylaws.

  o Participate in the distribution of profits in accordance with their shareholding and the decisions adopted by the shareholders.

  o Receive, in a timely and sufficient manner, relevant, verifiable, and understandable information regarding the Company's financial, operational, environmental, and social performance.

  o Elect and remove, as appropriate, the members of the Board of Directors, including its chair, ensuring suitability, independence, and diversity in its composition.

  o Approve, modify, or repeal the Company's governing documents, including the bylaws and internal regulations.

  o To rule on relevant operations that may involve a significant structural change, such as the disposal of strategic assets or mergers and acquisitions.

  o Determine or approve the compensation policy for members of the Board of Directors and senior management.

o Approve the appointment of the external auditor and supervise, through the Board of Directors, the independence of said auditor.

o Be informed in a timely manner of the rules governing the functioning of the General Shareholders' Meetings, including the procedures for deliberation, voting, and representation.

o Receive, with sufficient advance notice, clear and sufficient information regarding the date, time, place, format (in-person, virtual, or hybrid), required quorum, agenda, and supporting documents related to the matters to be discussed at any General Shareholders' Meeting.

o Participate and exercise their right to vote effectively and without restriction at any General Shareholders' Meeting, in person or remotely, with identical legal effects.

10.3 Convocation mechanisms

• The General Shareholders' Meeting must be convened with due notice and in strict compliance with the procedures established by the bylaws and applicable legal provisions. It must be convened at least once per fiscal year, preferably during the first quarter.

• The annual shareholders' meeting shall be deemed validly constituted if it has the quorum provided for in the bylaws and, failing that, it may be held universally with the presence and unanimous consent of the shareholders with voting rights, provided that this is recognized by the applicable corporate regulations.

• The notice of meeting specifies the place, date, and time of the general meeting, as well as the matters to be discussed (agenda). The notice may also specify the place, date, and time of the general meeting on second call, if applicable. This second meeting must be held no less than three and no more than ten days after the first.

• The general meeting may not deal with matters other than those indicated in the notice of meeting, except in cases permitted by law.

10.4 Proposals for agenda items

• Any shareholder may request the inclusion on the agenda of the General Shareholders' Meeting of matters of corporate interest that fall within the legal or statutory competence of the Meeting.

• Interested shareholders must submit a written request or email to the Chairman of the Board of Directors, specifically indicating the items they wish to include on the agenda and the justification for each case.

• To this end, the company provides shareholders with sample letters that they may use, which are optional, and shareholders may use other formats as long as they include the items mentioned in the previous paragraph and the applicant's contact information (name or company name of the shareholder, telephone number, and email address).

- The Board of Directors shall review the requests and communicate its decision to the interested shareholder within a maximum of ten (10) business days after receiving the request. Such communication shall be made using the means described above. If the Board of Directors denies the request, it shall explain the reason for its decision.

- In the case of requests to include items on the agenda of the Mandatory Annual Meeting, such requests may be submitted until February 15 of each year. Notwithstanding the foregoing, shareholders may submit their requests during the course of the year, which will be evaluated following the same procedure described herein, without the acceptance of such requests implying that the Board of Directors must call a General Shareholders' Meeting to address the matter. In this regard, the matters included in the requests that have been accepted by the Board of Directors will be incorporated into the agenda of the next General Shareholders' Meeting, if the Board of Directors decides to convene one during the course of the year, or otherwise, into the agenda of the next Mandatory Annual Shareholders' Meeting.

10.5 Voting procedures

- The general guidelines for the exercise of voting rights at meetings by shareholders or their representatives are set forth in the bylaws.

- Shareholders shall have the option, if they deem it necessary, to vote separately on matters that are substantially independent, so that they may exercise their voting rights separately. This rule shall apply in particular to the appointment or ratification of directors (who must be voted on individually) and to amendments to the bylaws (to each article or group of articles that are substantially independent).

- In addition, the company has mechanisms in place that allow shareholders to vote remotely by secure electronic or postal means, ensuring that the person casting the vote is indeed the shareholder.

- The company allows those acting on behalf of several shareholders to cast separate votes for each shareholder, so that they comply with the instructions of each represented shareholder.

10.6 Proxy voting

- Shareholders who are entitled to attend the meeting may be represented by another shareholder or by a third party, without any restriction and in accordance with the provisions of the respective local regulations.

- Representation must be granted by any means of communication that leaves a written record and is specific to each meeting, except in the case of powers of attorney granted by public deed, which must be registered at least 24 hours before the time set for the meeting.

- Shares belonging to legal entities shall be represented at General Meetings by the Country Manager or by duly authorized representatives.

- The company provides shareholders with a model proxy letter, which includes the details of the representatives, the items for which the shareholder delegates their vote, the percentage of representation authorized and, where applicable, the direction of their vote for each of the proposals.

10.7 Follow-up on resolutions adopted by the General Shareholders' Meeting

- For the purposes of monitoring the resolutions adopted by the GSM, the Board of Directors appoints a person responsible for performing this function, who may be a director, the Country Manager, or any other officer appointed by the Board of Directors.

- Likewise, the designated person shall issue periodic reports to the Board of Directors on the progress of the implementation of the resolutions adopted at the GSM.

10.8 Equal treatment of shareholders

The Company recognizes as a guiding principle of good corporate governance the equitable treatment of all shareholders who hold shares with equal rights. In view of this:

- Equal conditions are guaranteed in terms of access to information and participation in relevant decisions.

- The dissemination of privileged or asymmetric information that gives undue advantages to one or more shareholders is prohibited.

- The protection of minority shareholders' rights against possible abusive practices is ensured, such as:

- Transfers of value to related parties without economic justification.

- Transactions not aligned with the interests of the company.

- Changes in the shareholding structure that unjustifiably favor certain shareholders.

Institutional mechanisms will also be made available to channel complaints, claims, or alerts about potential infringements of shareholder rights, ensuring their proper handling and resolution.

11. THE BOARD OF DIRECTORS AND SENIOR MANAGEMENT

11.1 Composition of the Board of Directors

- The minimum and maximum number of directors will be in accordance with the local regulations in force in each country and as indicated in the Board Regulations.

- The participation of independent directors will be encouraged to strengthen objectivity in decision-making.

- As far as possible, the Board of Directors shall be composed of individuals with different specialties and skills, who are reputable, ethical, financially independent, sufficiently available, and possess other qualities relevant to the company, so that there is a plurality of approaches and opinions.

- The Board may meet virtually if local regulations do not prohibit it.

11.2 Functions of the Board of Directors

- The functions of the Board of Directors are set forth in the bylaws and in the Board of Directors' Regulations.

- Notwithstanding the foregoing, the Board of Directors also has the function of approving and directing the company's corporate strategy; establishing objectives, goals, and action plans, including annual budgets and business plans; controlling and supervising management; and being responsible for the governance and administration of the company.

- The Board of Directors supervises good corporate governance practices and establishes the policies and measures necessary for their optimal implementation.

11.3 Specialized advice for decision-making

- Directors have the right to request the support or input of experts in cases that require specialized advice for decision-making.

- The person or company providing the advice must have recognized prestige and experience in the market.

- Furthermore, if the decision is of a technical or highly specialized nature, it must be verified that the advisor complies with the required certifications in the field.

11.4 Training policy for the Board of Directors

- The company provides induction training for new directors. The training will consist of a presentation informing them of the company's activities and the responsibilities of the position. Likewise, new directors must receive the main regulations and rules with which they must comply.

- The company also has a continuing education program for directors. This program includes a series of training sessions on specific topics identified as relevant to enhancing the decision-making process of directors.

11.5 Director compensation

- The position of director will be remunerated independently of the results and/or opinions issued.

- For each Board meeting, directors receive a fixed allowance, in accordance with the conditions and characteristics stipulated in the Bylaws.

- The AGM, in its mandatory annual session, shall approve the directors' allowances for each financial year.

11.6 Board Regulations

- The company shall have formally approved Board Regulations.

- This document contains the policies and procedures for its operation, its organizational structure, and the duties and responsibilities of the Chairman of the Board of Directors.

- It is binding, and failure to comply with it will result in liability.

11.7 Independent directors

- Independent directors are those who are not affiliated with the company, its principal shareholders, or its executives.

- They are selected based on their professional background, experience, specific knowledge, and financial independence.

11.8 Operation of the Board of Directors

- The company has mechanisms in place that allow directors to participate in meetings remotely, either by videoconference or teleconference.

- The call for Board meetings must be made by the Chairman or the person designated by him, within the terms and conditions set forth in the Bylaws. This must be done by means of registered letters, facsimile, email, or other similar means of communication, provided that in each case there is a written record, and no less than five (5) days prior to the date set for the meeting.

- The notice must state the place, date, and time of the meeting, and the matters to be discussed.

- The notice may be waived when all directors meet and unanimously agree to hold the meeting and discuss the matters to be addressed.

- Information related to the items to be discussed in the notice must be made available to the directors on the same day the notice is issued. The information may be sent to the directors in physical or virtual format. In addition, such information shall be made available to shareholders at the company's headquarters.

11.9 Special committees

- The company's Board of Directors has three support committees: a) Audit and Compliance Committee; b) Risk Committee; and c) Methodology Committee. These are technical support bodies for the Board of Directors and do not replace its non-delegable responsibilities. All committees act with functional independence, report directly to the Board of Directors, and submit their conclusions, reports, and recommendations to the Board for decision-making.

- The Audit and Compliance Committee shall meet as necessary to fulfill its duties and at least once a year or as required by local regulations in each jurisdiction, to prepare proposals for changes to PCR's internal regulations arising from:

  - Changes in regulations

  - Improvements to internal processes

  - Recommendations arising from visits by regulators

  - Identification of areas of opportunity

- The Audit and Compliance Committee is composed of the Chief Compliance Officer, Head of Global Regulatory Affairs, Internal Auditor, or, if the jurisdiction of each country indicates another composition, the latter shall be followed. The quorum for attendance shall be at least a majority of its total members, with the understanding that the Chief Compliance Officer must always be present.

- The Risk Committee shall meet when necessary to fulfill its functions and at least once a year or as required by local regulations in each jurisdiction, to assess situations in which the independence and impartiality of the rating agency could be affected.

- The Risk Committee is composed of the Chief Compliance Officer, the Chief Risk Officer, and the Head of Global Regulatory Affairs. If the jurisdiction of each country indicates a different composition, the latter shall be followed. The quorum for attendance shall be at least a majority of its total members, with the understanding that the Chief Risk Officer must always be present. The Methodologies Committee shall meet annually and shall be responsible for reviewing, discussing, and agreeing on the Institution's rating methodologies and any modifications thereto, as well as the quantitative models incorporated into such methodologies and the criteria for their application.

- The Methodologies Committee is composed of senior management from Analysis. The attendance quorum shall be at least a majority of its total members, with the understanding that the Director(s) of Analysis must always be present.

- Likewise, other company officials may be appointed as members of the three committees, depending on the nature of their position, knowledge, and duties.

11.10 Ethics and Conflict of Interest Policy

- PCR acts with full technical, operational, and judgmental independence from the issuing companies and other entities subject to rating. Rating decisions are made objectively, impartially, and autonomously, without undue influence from economic, commercial, financial, or any other interests linked to the rated entities, their shareholders, administrators, or related parties.

- Compliance with independence standards is governed by the formally approved Ethics Policy, which applies to all personnel, including directors and senior executives.

- This document, in addition to other guidelines, defines cases of conflicts of interest and specific procedures for their prevention, detection, management, and disclosure.

- During the induction program for new directors, they receive a copy of the Ethics Policy and are trained on compliance, with particular emphasis on cases in which a conflict of interest could arise.

- The company designates the person responsible for monitoring compliance with the Ethics Policy, who must issue periodic reports to the Board of Directors.

- Formal channels have been established so that employees or any person in general can report breaches of the Ethics Policy, especially in cases of conflicts of interest.

11.11 Related-party transactions

- The company has a policy for the valuation, approval, and disclosure of transactions with related parties, including transactions with companies in the economic group.

- This policy includes the criteria for related parties, the valuation procedures, and the guidelines for the approval and disclosure of transactions with related parties.

11.12 Functions of Senior Management

- The functions, objectives, and everything related to senior management are defined in the company's Organization and Functions Manual. Likewise, the functions of the Chairman of the Board are defined in the Board Regulations.

- Senior Management shall be appointed or replaced by the administrative body or the shareholders.

- The positions of Senior Management and Chairman of the Board of Directors are held by different individuals, ensuring a clear separation between the company's management and the Board of Directors.

- The total annual remuneration of senior management includes a variable component, which takes into account the achievement of previously defined strategic objectives and efficient risk management.

12. RISK AND COMPLIANCE

12.1 Comprehensive Risk Management Policy

- The company has a comprehensive risk management policy, approved by the Board of Directors and applicable to the entire economic group.

- The Country Manager periodically supervises risk levels and overall compliance with the guidelines set forth in the aforementioned policy, issuing reports to the Board of Directors.

12.2 Internal Audit

- The Compliance Director and the Head of Internal Audit perform compliance and audit tasks on an exclusive basis. They have autonomy, experience, and expertise in the areas under their evaluation, as well as independence in monitoring and evaluating the effectiveness of the risk management system.

- The internal audit function may be performed by company personnel or by external personnel. In both cases, the internal auditor must observe the principles of diligence, loyalty, and confidentiality required of the Board of Directors and Senior Management.

12.3 External audit

- The AGM, at the proposal of the Board of Directors, appoints the auditing firm or independent auditor responsible for conducting the external audit of the company's financial information.

13. TRANSPARENCY OF INFORMATION

13.1 Information policy

- The company has an approved confidentiality agreement that defines the general guidelines for the handling, collection, preparation, classification, organization, and/or distribution of information generated or received by the company.

- The Board of Directors periodically supervises compliance with the information policy.

- The Country Manager is responsible for responding to requests for information from the company's various stakeholders, including shareholders, investors, the local community, government, and the media, among others.

13.2 Financial statements and annual report

- The company prepares its financial statements in accordance with the International Financial Reporting Standards (IFRS) in force at the time, issued by the International Accounting Standards Board (IASB).

- Likewise, at the proposal of the board of directors, the AGM approves the company's annual report, which is distributed among its main stakeholders.

14. STAKEHOLDER ENGAGEMENT

14.1 Identification of stakeholders

- As part of its sustainability policy, the company has a formally approved stakeholder identification procedure, through which it identifies stakeholders' expectations regarding the company's activities.

- This procedure is updated periodically, taking into account the inclusion of new stakeholders or changes in their expectations.

14.2 Stakeholder engagement strategies

Taking into account the identified stakeholders and their particular expectations, the company defines specific strategies for engagement with each of them.